mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
Mail Stop 3030
Securities and Exchange Commission
Washington, D.C. 20549	August 17, 2010

Re: mPhase Technologies, Inc.
Preliminary Proxy Statement
on Schedule 14A
Filed August 6, 2010
File No. 000-30202

Dear Mr. Mancuso:

This letter is in response to your letter dated January 22, 2010 to Mr. Gustave T. Dotoli, the Chief Operating Officer of mPhase Technologies, Inc. (the “Company), regarding the Company’s Preliminary Proxy filed January 4, 2010.

The Company has decided to hold a Special Meeting of Shareholders in lieu of two annual meetings that the Company was unable to hold in a timely manner. The primary purpose of the Special Meeting of Shareholders is to seek authorization to increase the authorized shares of the Company’s common stock from 2 billion to 4 billion shares.

The Company was unable to hold annual meetings for the past two fiscal years ended June 30, 2008 and June 30, 2009 owing to financial considerations caused, in part, by the global financial crisis of 2008. At the Company's last annual meeting for fiscal year ended June 30, 2007, directors were elected for such fiscal year and auditors approved to serve for fiscal year 2008. Such directors have served continuously since the last annual meeting and the same auditors served throughout fiscal years ended June 30, 2008 and June 30, 2009 and thereafter until replaced on July 22, 2010, as set forth in the company's Form 8-K filing of July 23, 2010. The Company has done an extensive analysis of the relevant provisions of the Business Corporation Law of the State of New Jersey governing annual meetings and has concluded that such continuity is in full compliance with the New Jersey corporation law. The Company has provided a detailed disclosure of the relevant provisions of such law in the current Preliminary Proxy being filed of even date herewith.

The Company is providing in its Preliminary Proxy a detailed analysis of why it is conducting a Special Meeting in lieu of the two annual meetings as well as two Annual Reports on Form 10-K, as amended, for fiscal years ended June 30, 2008 and June 30, 2009. Although the time has passed when a shareholder vote for or against the election of directors and approving auditors would have any legal effect under the Business Corporation Law of the State of New Jersey, the Company is nevertheless providing two Annual Reports on Form 10-K, as amended, for each fiscal year in which it failed to hold an annual meeting. In addition, officers of the Company will be available at the Special Meeting to answer any questions of shareholders regarding both the legality of and reasons for the substitution of a Special Meeting of Shareholders for the two annual meetings not held. Such determination was made, in part, in response to comments received from the Staff of the Commission contained in its letter of January 22, 2010.

Despite the change of the form of the meeting of shareholders set forth in the new Preliminary Proxy, we are responding to each of the comments received from the Staff of the Commission regarding our prior Preliminary Proxy contained in the letter of January 22, 2010.

1.

We have filed amended Form 10-K/A for the fiscal year ended June 30, 2009, and all amended Form 10-Q’s requested by the Staff of the Commission that address all accounting issues and other comments from the Staff with respect to our original filings for such periods.

2.

We have made the corrections requested on pages 11 and 21 of the old Preliminary Proxy with respect to using information from the latest fiscal year ended June 30, 2009 on page 22 and corrected dating for receipt of shareholder proposal on page 35 respectively in our new form of Preliminary Proxy.

3.

Please note again that, in response to your comment, we have restructured our new Preliminary Proxy as a Special Meeting of Shareholders in lieu of the two annual meetings for fiscal years ended June 30, 2008 and June 30, 2009 which we believe eliminates the issues raised in your comment. In addition we have expanded the disclosures with respect to both the reasons and legal effect for holding a Special Meeting in lieu of the two annual meetings under the Business Corporation Law of the State of New Jersey on page 7 of the new Preliminary Proxy. Note that contained in such analysis is a description of shareholder remedies for the failure to hold an annual meeting.

4.

We have corrected the disclosure on page 2 of the old Preliminary Proxy by eliminating such section in the new Proxy and have also corrected and updated on page 35 of the new Preliminary Proxy the incorrect information on page 20 of the old Preliminary Proxy under the heading “Transactions with Janifast Ltd.”.

5.

We have, in response to your comment, replaced the prior language with respect to legal authority on page 6 of the old Preliminary Proxy with the revised, expanded and more definitive language in the new Preliminary Proxy as is set forth in our response to comment 3 above.

6.

We have on page 11 of our new Preliminary Proxy disclosed the outstanding shares of common stock, warrants and options on a “fully diluted” basis as of June 22, 2010 as the most recent practicable date for the new Proxy. We have, in addition, on page 11 of our new Preliminary Proxy reconciled the number of shares on the third and sixth paragraph of Page 7 of our old Preliminary Proxy.

7.

We have inserted all of the supplemental material set forth in response to prior comment number 9 in the new Preliminary Proxy itself in the tables on page 14 and pages 30-34 under “Material Related Party Transactions” rather than incorporating such information by reference to our Form 10-K.

8.

We have reviewed again the requirements of Item 11 of Schedule 14A as well as the provisions required by such section to be incorporated from Regulation S-K, Regulation S-X and Item 13(a) of Schedule 14A, and we have substantially expanded our disclosure accordingly with respect to the use of additional shares for equity private placements in the future as well as those that may be required with respect to our existing convertible debentures outstanding as of June 22, 2010 on Pages 14-19 of our new Preliminary Proxy.

9.

We have incorporated by reference (pursuant to the authority therefor set forth in Item 13(b)(2) of Schedule 14A) relevant information required by Item 11 of Schedule 14A with respect to information set forth in Item 13(a) of Schedule 14A by providing our latest Form 10-K, as amended, for the period ended June 30, 2009 as part of the Proxy as an “Annual Report”. Please note that selected information with respect to Financial Footnote 8 “Stockholders Equity” and Note 9 entitled “ Related Party Transactions” contained in our Form 10-K for the period ended June 30, 2009 has been inserted directly into our new Preliminary Proxy on pages 14-19 as well as details of each of our currently outstanding convertible debentures that are also set forth in our Form 8-K filings dated September 18, 2008, January 21, 2009 and August 21, 2009 respectively.

10.	The following addresses each question with respect to each bullet item raised in the comment.

     a. We have expanded the disclosure table on Page 18 of our new Preliminary Proxy to provide detailed economics of each investor’s prior investment and reparations paid to induce the amount of such investor’s new investment in the common stock of the Company.

“The determination of the quantity of reparation shares for the corrective issuance of each reparation for selected prior investments in private placements of the Company’s common stock was negotiated with each accredited investor at the time the subsequent new investment was made. This quantity was based on several factors including: (i) the market value of the Company’s common stock at the time of the prior investment in relation to the market value at the date of the new investment; (ii) the dollar amount of the prior investment in relation to the dollar amount of the new investment; and (iii) the current terms of private placements of common stock being offered by the Company to other accredited investors. All reparation costs were valued as of the date of the new investment. In no case did the corrective issuance exceed the reduction in the market value of the prior issuance”.

     b. None of the investors that were issued equity resulting in reparation costs to the Company for either of the fiscal years ended June 30, 2008 or 2009 or during the period commencing July 1, 2009 through the date hereof were “related person(s)” as defined in Regulation S-K Item 404.

We have clearly set forth this information on page 17 of our new Preliminary Proxy.

     c. Since none of the investors that were issued equity resulting in reparation costs to the Company during any of the fiscal periods referred to in this proxy document were “related person(s)” as defined in Regulation S-K Item 404, we believe that no further reference than noted under (b.) above is necessary.

     d. The Company issued a “replacement warrant” to an investor as part of an inducement under a composite agreement to encourage that investor to invest $722,222 of new money in the Company. The “replacement warrant” was an element of a negotiated conditional investment transaction with an unrelated investor whereby that investor, an existing warrant-holder, made the investment of $722,222 based upon the exercise of two previously issued warrants to such investor. Such warrants at the time of the new investment were significantly “out of the money” with respect to their conversion prices per share and such conversion prices were “marked down” to be “in the money” in order to encourage such investor to invest the new money. The same criteria set forth in (a) above governed the parameters of the Company’s negotiation with the holder of the warrants issued in a prior private placement. The warrant-holder exercised its right to purchase 11,111,112 shares of the Company’s common stock exercisable under two previously issued warrants, at a revised price from each of the original prices of the two warrants. The previously outstanding warrants were fixed price warrants, each to purchase up to 555,555,556 shares of the Company’s common stock at an exercise price of $.15 and $.18, respectively, through December 12, 2011. The revised prices of $.062 and $.067 per share, or approximately $.065 for all shares from both warrants, was based on 50% of the share price of the Company’s common stock on March 28, 2009.

As a condition to the re-pricing of the two warrants described above, the investor was required to exercise the two warrants to purchase all of the 11,111,112 shares by April 1, 2008, and the agreement provided that the Company was to issue to the investor a new warrant which gave the investor the right to purchase an additional 11,111,112 shares of the Company’s common stock exercisable at a fixed price of $.14 per share through April 1, 2013.

We have expanded the disclosure to include all of the above on the detailed table for fiscal year ended June 30, 2009 and footnote * thereof set forth on Page 18 of the new Preliminary Proxy.

     e. We have expanded the disclosure as a footnote *** to the Reparation Table on page 18 of the new Preliminary Proxy to indicate that the “Date” was the funding date and date of issuance of shares.

     f. Also note historically the Company has incurred reparation costs in three of the ten preceding fiscal years that are not subject to this proxy disclosure and in each instance such was reported on the appropriate periodic filing on Forms 10-Q and 10-K.

In an effort to clarify disclosure the Company has added the following in the beginning of the discussion of reparation costs on page 17 of the new Preliminary Proxy:

“The Company has, in three of the past ten years prior to the fiscal year commencing on July 1, 2007, issued reparation shares in order to induce prior investors in equity private placements of common stock of the Company to make an investment in a new private placement. This was necessary because the price of the Company’s common stock has generally declined over the course of the past ten years and the Company engaged exclusively in private placements of equity prior to December of 2007. None of the investors that have been issued reparation shares in the fiscal years ended June 30, 2008 or June 30, 2009 or for the period from July 1, 2009 through the date hereof are “related persons” as defined in Item 404 of Regulation S-K.”

11.

Each of the Company's outstanding convertible debt securities are paid for by the holder by an initial cash payment up front plus a secured promissory note that provides for installment payments, over time, in cash, of the remaining unpaid principal amount of such securities. The holder is only permitted to convert at any time over its life the amount of such convertible debt security that has been funded in cash. Thus the convertible debt instruments generate cash over time. We have set forth this concept in further detail on pages 14-16 of the new Preliminary Proxy.

In connection with the foregoing the Company acknowledges that:

a.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing.

c.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Martin S. Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.